 ____________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ____________________________________________________________________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)*
 ____________________________________________________________________________________
AeroGrow International, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
00768M202
(CUSIP Number)
Ivan C. Smith, Esq.
Executive Vice President, General Counsel,
Corporate Secretary and Chief Compliance Officer
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041
(937) 644-0011
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 2, 2020
(Date of Event Which Requires Filing of This Statement)
 ____________________________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
 ____________________________________________________________________________________

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
____________________________________________________________________________________

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00768M202	Page 2

1	Name of reporting person SMG Growing Media, Inc.
2	Check the appropriate box if a member of a group (a) ¨ (b) x
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) x
6	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	7	Sole voting power 27,639,294 (see Item 5)
	8	Shared voting power 0 (see Item 5)
	9	Sole dispositive power 27,639,294 (see Item 5)
	10	Shared dispositive power 0 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 27,639,294 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ¨
13	Percent of class represented by amount in Row (11) 80.5% (see Item 5)
14	Type of reporting person (see instructions) CO

CUSIP No. 00768M202	Page 3

1	Name of reporting person The Scotts Miracle-Gro Company
2	Check the appropriate box if a member of a group (a) ¨ (b) x
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) x
6	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	7	Sole voting power 27,639,294 (see Item 5)
	8	Shared voting power 0 (see Item 5)
	9	Sole dispositive power 27,639,294 (see Item 5)
	10	Shared dispositive power 0 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 27,639,294 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ¨
13	Percent of class represented by amount in Row (11) 80.5% (see Item 5)
14	Type of reporting person (see instructions) CO

This Amendment No. 13 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule 13D”).

CUSIP No. 00768M202	Page 4
Item 1.    Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of AeroGrow International, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 5405 Spine Rd, Boulder, Colorado 80301.

Item 2.    Identity and Background.

This Schedule 13D is being filed by SMG Growing Media, Inc. (“SMG”) and The Scotts Miracle-Gro Company, an Ohio corporation (“Scotts”, together with SMG, the “Reporting Persons”), with respect to the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

The Common Stock reported in this Schedule 13D is directly owned by SMG. SMG is a direct wholly-owned subsidiary of Scotts. Scotts does not own directly any securities of the Issuer. However, as a result of Scotts’ direct ownership of all of SMG’s equity, Scotts may be deemed to beneficially own securities of the Issuer directly owned by SMG. Each of the Reporting Persons specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent it actually exercises voting or dispositive power with respect to such Common Stock.

The information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of Scotts is listed on Schedule A hereto under the heading “Scotts Executive Officers and Directors” (such persons, the “Controlling Persons”).

SMG and Scotts are holding companies, and they each have their principal business address located at 14111 Scottslawn Road, Marysville, Ohio 43041.

None of the Reporting Persons or the Controlling Persons (together the “Scotts Persons”) have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Scotts Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 4.    Purpose of Transaction.

Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each Reporting Person may, at any time and from time to time, review, reconsider and discuss with the Issuer or others their positions with respect to the Issuer that could result in the adoption of such plans or proposals.

On October 2, 2020, Scotts and the Issuer executed a non-binding letter of intent (“LOI”) setting forth the terms for a transaction in which the Reporting Persons would acquire all of the outstanding shares of Common Stock they do not currently own, subject to the satisfaction of various customary conditions. The LOI provides that the transaction would be structured as a merger pursuant to which the shareholders of the Issuer other than the Reporting Persons would receive consideration of $3.00 per share in cash.

The foregoing description of this LOI does not purport to be complete and is qualified in its entirety by reference to the complete text of the LOI, which is attached hereto as Exhibit 20 hereto and incorporated by reference herein.

There are no assurances that the Reporting Persons will take additional steps towards the consummation of any transaction involving the Issuer or its Common Stock, and the Reporting Persons are not under any obligation to consummate any such transaction. If the Reporting Persons decide not to pursue any such transaction, or if such transaction is not consummated for any reason, the Reporting Persons intend to, on an ongoing basis, review the Issuer’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time,

CUSIP No. 00768M202	Page 5
determine to increase or reduce their ownership of Common Stock of the Issuer, approve an extraordinary corporate transaction with regard to the Issuer, or engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The foregoing is intended for informational purposes only, is subject to change at any time without notice and is not a solicitation of proxies in connection with any "going private” transaction.

Item 5.    Interest in Securities of the Issuer.

References to percentage ownerships of shares of Common Stock in this Schedule 13D are based on the 34,328,036 voting securities of the Issuer believed by the Reporting Persons to be outstanding as of September 30, 2019.

(a, b) As of the date hereof, SMG owns 27,639,294 shares of Common Stock. SMG has the sole power to vote or direct the vote of 27,639,294 shares of Common Stock; may be deemed to have shared power to vote or direct the vote of 0 shares of Common Stock; has sole power to dispose or direct the disposition of 27,639,294 shares of Common Stock; and has shared power to dispose or direct the disposition of 0 shares of Common Stock. The aggregate amount of shares of Common Stock beneficially owned by the Reporting Persons constitutes 80.5% of the outstanding voting securities of the Issuer.

(a, b) As of the date hereof, Scotts does not own directly any securities of the Issuer. However, as a result of relationships described in Item 2 hereof, Scotts may be deemed to beneficially own the Common Stock owned by SMG. Each of the Reporting Persons specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent it actually exercises voting or dispositive power with respect to such Common Stock.

(c) Except as otherwise described in this Schedule 13D, to the Reporting Persons’ knowledge, neither the Reporting Persons nor any Controlling Person has effected any transaction in shares of Common Stock since the Amendment No. 9 to this Schedule 13D was filed by the Reporting Persons on August 30, 2017.

(d) To the Reporting Persons’ knowledge, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 22, 2013, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which SMG acquired 2,649,007 shares of the Issuer’s Series B Preferred Stock and the Warrant for an aggregate purchase price of $4,000,000. The shares of Series B Preferred Stock and the Warrant were sold pursuant to an exemption from registration requirements of the Securities Act of 1933, as amended. The Purchase Agreement is included as Exhibit 1 to this Schedule 13D. A copy of the Warrant, as amended, is included as Exhibit 2 and Exhibit 3 to this Schedule 13D.

Warrant.

The Warrant entitled, but did not obligate, SMG to purchase a number of shares of Common Stock that constitutes, on a “fully diluted basis” (as defined in the Warrant), 80% of the Issuer’s outstanding capital stock (when added to all other shares owned by SMG), as calculated as of the date or dates of exercise. The Warrant was exercisable at any time and from time to time for a period of five years between April 22, 2016 and April 22, 2021. In addition, the Warrant was exercisable in any increment; with no obligation to exercise the entire Warrant at one time. On November 29, 2016, SMG fully exercised the Warrant resulting in its acquisition of 21,613,342 shares of Common Stock. The exercise price of the Warrant was equal to the quotient obtained by dividing: (a) an amount equal to (i) 1.34 times the trailing twelve months “Net Sales” (which includes the cost to The Scotts Company LLC of the Issuer’s products sold by Scotts and its affiliates) plus (ii) the aggregate exercise price of outstanding in-the-money derivative securities, minus (iii) “Debt Outstanding” net of cash, plus (iv) cash and cash equivalents (as such terms are defined in the Warrant), by (b) the total shares of capital stock outstanding, including outstanding in-the-money options and warrants, but not the Warrant.

CUSIP No. 00768M202	Page 6
Series B Preferred Stock.

On November 29, 2016, pursuant to the terms of the Certificate of Designations, the Series B Preferred Stock automatically converted into Common Stock upon SMG owning at least 50.1% of the issued and outstanding shares of Common Stock. The Certificate of Designations was adopted by the Issuer’s Board on April 10, 2013 and became effective upon filing with the Nevada Secretary of State on April 19, 2013. A copy of the Certificate of Designations is included as Exhibit 4 to this Schedule 13D.

Investor’s Rights Agreement.

In connection with the Purchase Agreement, on April 22, 2013, SMG and the Issuer entered into the Investor’s Rights Agreement. The terms of the Investor’s Rights Agreement include the following:

Registration Rights. If at any time when it is eligible to use a Form S-3 registration statement, the Issuer receives a request from holders of at least ten percent (10%) of the Registrable Securities (as defined in the Investor’s Rights Agreement) then outstanding that the Issuer file a Form S-3 registration statement with respect to outstanding Registrable Securities of such holders having an anticipated aggregate offering price, net of selling expenses, of at least $1 million, then the Issuer shall (i) within ten (10) days after the date such request is given, give notice thereof (the “Demand Notice”) to all holders other than the initiating holders, and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the initiating holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Issuer within twenty (20) days of the date the Demand Notice is given, subject to the terms and conditions of the Investor’s Rights Agreement.

Right of First Offer. Subject to the terms and conditions of the Investor’s Rights Agreement and applicable securities laws, if the Issuer proposes to offer or sell any equity securities, the Issuer shall first offer such equity securities to SMG.

Equity-Based Compensation. Beginning with the fiscal year that started April 1, 2013, from April 1, 2013 unless otherwise approved by the Issuer’s Board, the Issuer may grant no equity-based compensation during any fiscal year that would cause the aggregate annual Fair Value Transfer amount of all equity-based compensation granted in such fiscal year to exceed $182,500 per fiscal year; provided, however, that for the fiscal year beginning April 1, 2013, the following options granted to Issuer directors are excluded from the calculation of the aggregate annual Fair Value Transfer for purposes of this covenant: (i) options to purchase 100,000 shares of Common Stock with an exercise price of $1.10 per share; and (ii) options to purchase 50,000 shares of Common Stock with an exercise price of $1.21. Beginning with the date of the Investor’s Rights Agreement, any request for approval of an equity-based grant submitted to the Issuer’s Board shall include the calculation of the Fair Value Transfer amount for all equity-based compensation granted for such fiscal year, giving effect to the grants proposed for approval.

A copy of the Investor’s Rights Agreement is included as Exhibit 5 to this Schedule 13D.

Voting Agreement.

In connection with the Purchase Agreement, on April 22, 2013, SMG entered into a Voting Agreement (the “Voting Agreement”) with J. Michael Wolfe (“Wolfe”), H. MacGregor Clarke (“Clarke”), John K. Thompson (“Thompson”), Grey H. Gibbs (“Gibbs”), Jack J. Walker (“Walker”), The Peierls Foundation, Inc. (“Peierls”), Lazarus Investment Partners LLLP (“Lazarus”), and Michael S. Barish (“Barish”, and together with Wolfe, Clarke, Thompson, Gibbs, Walker, Peierls and Lazarus, the “Shareholders”). On November 29, 2016, the Voting Agreement terminated upon the conversion of all outstanding shares of Series B Preferred Stock into shares of Common Stock. A copy of the Voting Agreement is included as Exhibit 6 to this Schedule 13D.

CUSIP No. 00768M202	Page 7
Brand License Agreement.

In connection with the Purchase Agreement, on April 22, 2013, OMS and the Issuer entered into the Brand License Agreement. Pursuant to the terms of the Brand License Agreement, OMS granted to the Issuer a non-exclusive license (the “Brand License”) to use certain trademarks on and in connection with certain hydroponic and aeroponic products in North America and certain European countries in exchange for the Issuer’s payment to OMS of an amount equal to 5% of incremental growth in annual net sales for the then current fiscal year, as compared to net sales during the fiscal year ended March 31, 2013 (the “License Fee”). For contract years 1-4, the License Fee is payable in shares of Common Stock at the then-current Series B Preferred Stock conversion price.

For subsequent contract years, the License Fee is payable in cash. If the License Fee owed to OMS for the fourth contract year is less than $500,000, then the Issuer must pay an additional fee in shares of Common Stock equal to the difference between $500,000 and the License Fee due. If the License Fee owed to OMS for the fifth contract year or any subsequent contract year is less than $1,000,000, then the Issuer must pay OMS an additional fee in cash equal to the difference between $1,000,000 and the License Fee due for such contract year. The Brand License Agreement contains representations, warranties, covenants and indemnification customary for agreements of this type. The initial term of the Brand License Agreement is from April 22, 2013 to March 31, 2018. The Issuer may renew the Brand License Agreement for consecutive five-year renewal terms by notifying OMS at least six months in advance of the then-current term, provided that the Issuer is not then in default thereunder. The Brand License Agreement contains a termination provision customary for agreements of this type. The Brand License may not be assigned or sub-licensed.

OMS assigned to SMG all future payments due or to become due under the Brand License Agreement that are payable in shares of Common Stock.

A copy of the Brand License Agreement, as amended, is included as Exhibit 7, Exhibit 8, Exhibit 9 and Exhibit 10 to this Schedule 13D.

Technology License Agreement.

In connection with the Purchase Agreement, on April 22, 2013, OMS and the Issuer entered into the Technology License Agreement. Pursuant to the terms of the Technology License Agreement, OMS granted the Issuer an exclusive license (the “Technology License”) to use certain hydroponic intellectual property in North America and certain European countries in exchange for a royalty of 2% of the Issuer’s net sales (the “Royalty”), as determined at the end of each fiscal year. For contract years 1-4, the Royalty is payable in shares of Common Stock at the then-current Series B Preferred Stock conversion price. For subsequent contract years, the Royalty is payable in cash. The Technology License Agreement contains representations, warranties, covenants and indemnification customary for agreements of this type. The initial term of the Technology License Agreement is five years from April 1, 2013. The Issuer may renew the Technology License Agreement for consecutive five-year renewal terms by notifying OMS at least six months in advance of the then-current term, provided that the Issuer is not then in default thereunder. The Technology License Agreement contains a termination provision customary for agreements of this type. The Technology License may not be assigned or sub-licensed.

OMS assigned to SMG all future payments due or to become due under the Technology License Agreement that are payable in shares of Common Stock.

A copy of the Technology License Agreement, as amended, is included as Exhibit 11, Exhibit 12, Exhibit 13, Exhibit 14 and Exhibit 15 to this Schedule 13D.

CUSIP No. 00768M202	Page 8
2014 Term Loan and Security Agreement.

On July 10, 2014, the Issuer, as borrower, and SMG, as lender, entered into a $4.5 million Term Loan and Security Agreement (as so amended, the “2014 Loan Agreement”). Under the 2014 Loan Agreement, SMG loaned the Issuer an aggregate of $4.5 million (the “2014 Term Loan”). Pursuant to the 2014 Loan Agreement, the proceeds of the 2014 Term Loan were used solely to fund the acquisition of inventory by the Issuer. The unpaid principal balance of the 2014 Term Loan bore interest at a rate equal to 10% per annum through February 15, 2015 and 20% per annum thereafter. The maturity date of the 2014 Loan Agreement was April 15, 2015 (the “Maturity Date”). Interest on the 2014 Term Loan was payable in shares of Common Stock at the then-current Series B Preferred Stock conversion price. The principal was paid in cash before the Maturity Date. On April 24, 2015, all outstanding amounts owed by the Issuer to SMG under the 2014 Loan Agreement were paid.

A copy of the 2014 Loan Agreement, as amended, is included as Exhibit 16 and Exhibit 17 to this Schedule 13D.

2015 Term Loan and Security Agreement.

On July 6, 2015, the Issuer, as borrower, entered a $6.0 million Term Loan and Security Agreement with SMG, as lender (the “2015 Loan Agreement”). The funding provided general working capital to support anticipated growth at the Issuer as it expanded its retail and its direct-to-consumer sales channels. Interest was charged at the stated rate of 10%, but was paid in shares of Common Stock, valued at a price per share equal to the Series B Preferred Stock conversion price on May 9, 2016 (i.e., the date all outstanding amounts owed by the Issuer to SMG under the 2015 Loan Agreement were paid in full). A copy of the 2015 Loan Agreement is included as Exhibit 18 to this Schedule 13D.

Additional Information.

The foregoing summaries of the Purchase Agreement, the Certificate of Designations, the Warrant, the Voting Agreement, the Investor’s Rights Agreement, the 2014 Loan Agreement and the 2015 Loan Agreement are not complete and are qualified in their entirety by reference to the full text of those documents, which are attached as exhibits to this Schedule 13D. Readers should review the Purchase Agreement and such other documents for a more complete understanding of the terms and conditions associated with the transactions reported in this Schedule 13D.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1    Securities Purchase Agreement, dated as of April 22, 2013, between AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer Form 8-K filed April 23, 2013).

Exhibit 2    Warrant to Purchase Shares of Common Stock, dated April 22, 2013, between AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer Form 8-K filed April 23, 2013).

Exhibit 3    First Amendment to Warrant to Purchase Shares of Common Stock, between AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated by reference to Exhibit 10.6 to the Issuer Quarterly Report on Form 10-Q filed November 9, 2015).

Exhibit 4    Certificate of Designations for Series B Convertible Preferred Stock of AeroGrow International, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer Form 8-K filed April 23, 2013).

Exhibit 5    Investor’s Rights Agreement, dated as of April 22, 2013, between AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated by reference to Exhibit 4.1 to the Issuer Form 8-K filed April 23, 2013).

Exhibit 6    Voting Agreement, dated as of April 22, 2013, by and among AeroGrow International, Inc., SMG Growing Media, Inc., J. Michael Wolfe, H. MacGregor Clarke, John K. Thompson, Grey H. Gibbs, Jack J. Walker, The Peierls Foundation, Inc., Lazarus Investment Partners LLLP, and Michael S. Barish (incorporated by reference to Exhibit 4.2 to the Issuer Form 8-K filed April 23, 2013).

CUSIP No. 00768M202	Page 9

Exhibit 7    Brand License Agreement, dated April 22, 2013, by and between AeroGrow International, Inc. and OMS Investments, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer Form 10-Q filed February 17, 2015).

Exhibit 8    First Amendment to Brand License Agreement by and between AeroGrow International, Inc. and OMS Investments, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer Form 10-Q filed November 9, 2015).

Exhibit 9    Brand License Agreement Additional Territory Term Sheet No. 1 (incorporated by reference to Exhibit 10.3 to the Issuer Form 10-Q filed November 9, 2015).

Exhibit 10    Second Amendment to Brand License Agreement dated July 15, 2016 by and between AeroGrow International, Inc. and OMS Investments, Inc. (incorporated by reference to Exhibit 10.4 to the Issuer Form 8-K filed July 21, 2016).

Exhibit 11    Technology License Agreement dated April 22, 2013, by and between AeroGrow International, Inc. and OMS Investments, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer Form 10-Q filed February 17, 2015).

Exhibit 12    First Amendment to Technology License Agreement by and between AeroGrow International, Inc. and OMS Investments, Inc. (incorporated by reference to Exhibit 10.4 to the Issuer Form 10-Q filed November 9, 2015).

Exhibit 13    Technology License Agreement Additional Territory Term Sheet No. 1 (incorporated by reference to Exhibit 10.5 to the Issuer Form 10-Q filed November 9, 2015).

Exhibit 14    Second Amendment to Technology License Agreement dated July 15, 2016 by and between AeroGrow International, Inc. and OMS Investments, Inc. (incorporated by reference to Exhibit 10.5 to the Issuer Form 8-K filed July 21, 2016).

Exhibit 15    Third Amendment to Technology License Agreement dated March 13, 2017 by and between AeroGrow International, Inc. and OMS Investments, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer Form 10-Q filed November 13, 2017).

Exhibit 16    Term Loan and Security Agreement, dated as of July 10, 2014, by and between AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer Form 8-K filed July 16, 2014).

Exhibit 17    Amendment No. 1 to Term Loan and Security Agreement, dated February 13, 2015, by and between AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated by reference to Exhibit 10.7 to the Issuer Quarterly Report on Form 10Q filed February 17, 2015).

Exhibit 18    Term Loan and Security Agreement, dated as of July 6, 2015, by and between AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer Form 8-K filed July 10, 2015).

Exhibit 19    Letter from The Scotts Miracle-Gro Company to Stifel, Nicolaus & Company, Incorporated, dated August 17, 2020.*

Exhibit 20    Letter of Intent, dated October 2, 2020, by and between The Scotts Miracle-Gro Company and AeroGrow International, Inc.

Exhibit 21    Joint Filing Agreement, dated as of May 2, 2013, by and between SMG Growing Media, Inc., and The Scotts Miracle-Gro Company.

________________________
•Portions of this exhibit have been omitted pursuant to a request for confidential treatment and has been filed separately with the SEC.

CUSIP No. 00768M202	Page 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2020

SMG GROWING MEDIA, INC.

By: /s/ IVAN C. SMITH
Name: Ivan C. Smith
Title: Executive Vice President and Secretary

THE SCOTTS MIRACLE-GRO COMPANY

By: /s/ IVAN C. SMITH
Name: Ivan C. Smith
Title: Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer

CUSIP No. 00768M202	Page 11

Schedule A
Scotts Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation

Thomas Randal Coleman	14111 Scottslawn Road Marysville, Ohio 43041	US	Executive Vice President and Chief Financial Officer

David C. Evans	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

Brian D. Finn	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

James Hagedorn	14111 Scottslawn Road Marysville, Ohio 43041	US	Chief Executive Officer, Chairman of the Board and Director

Adam Hanft	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

Stephen L. Johnson	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

Thomas N. Kelly Jr.	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

James D. King	14111 Scottslawn Road Marysville, Ohio 43041	US	Executive Vice President and Chief Communications Officer

Katherine Hagedorn Littlefield	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

Michael C. Lukemire	14111 Scottslawn Road Marysville, Ohio 43041	US	President and Chief Operating Officer

Nancy G. Mistretta	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

Ivan C. Smith	14111 Scottslawn Road Marysville, Ohio 43041	US	Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer

Denise S. Stump	14111 Scottslawn Road Marysville, Ohio 43041	US	Executive Vice President, Global Human Resources and Chief Ethics Officer

Peter E. Shumlin	14111 Scottslawn Road Marysville, Ohio 43041	US	Director

LTG (Retired) John Randolph Vines	14111 Scottslawn Road Marysville, Ohio 43041	US	Director